Exhibit 99.1

CODE OF CONDUCT

AND ETHICS

A MESSAGE FROM DON WALKER, MAGNA CEO

For over 50 years, Magna has built and maintained a strong reputation for producing a “better product for a better price”. Magna’s Fair Enterprise culture has incorporated an operating philosophy based on fairness and concern for people and has embodied these ideals through our commitment to our company’s stakeholders.

Magna’s core values and business principles are outlined in our Corporate Constitution, Employee’s Charter, Operational Principles, our Code of Conduct and Ethics; and some of our core policies such as our Health, Safety and Environmental policy.

Magna expects and requires that every Magna employee, including our officers and directors, conduct business in compliance with these core values and business principles and we demand this standard of our suppliers, consultants, independent contractors, agents and other representatives as well. This standard includes how we treat one another in the workplace; our environmental responsibilities; proper competition practices; proper interaction with government officials; and protecting Magna’s confidential and proprietary information as well as that of our customers and other stakeholders.

Each one of us has a responsibility to help ensure honest business dealings in our workplace and with our customers, suppliers, government officials and other stakeholders. There are serious consequences, up to and including termination of employment, for individuals who fail to abide by Magna’s Code of Conduct and Ethics and core policies.

As an employee you should familiarize yourself with this Code of Conduct and Ethics and understand your responsibilities to comply with all applicable laws and to act with honesty and integrity in all your business dealings. Use your common sense and good judgment when determining what constitutes fair and ethical business practice. If, at any time, you are not sure if something you are doing or planning to do is legal and ethical you need to check with someone. As well, if you suspect someone else of questionable business practices, you need to report it. In both cases, you can use the Open Door process by talking to your direct Supervisor, a Department Manager, a member of your leadership team or one of Magna’s in-house lawyers; or you can contact Magna’s Good Business Line and remain anonymous if you wish.

As Magna continues to expand globally, it is essential that we remain true to the fundamental principles that have fostered our company’s remarkable achievements. We are relying on your support to continue to uphold Magna’s core values and thereby protect and build on the strong reputation we have established in our industry and the communities where we operate.

MAGNA INTERNATIONAL INC.

CODE OF CONDUCT AND ETHICS

This Code of Conduct and Ethics sets forth the basic principles we are committed to with respect to our dealings with all of our stakeholders and also acts as a guide to assist our employees in meeting the ethical standards reflected in the Code.

As a statement of the basic principles we are committed to with respect to our stakeholders, this Code complements our Corporate Constitution which forms a part of our Articles (charter documents), our Employee’s Charter and a number of our corporate policies and guidelines, including those dealing with insider trading, environmental responsibility, occupational health and safety, and the policies set out in our Employee Handbooks, all as amended from time to time.

As a guide to assist our employees, this Code cannot address every situation that may arise. Where an employee is in doubt about how to act in any situation, they should first consider whether their action is or would be legal, ethical, honest and fair. It may be helpful for an employee to consider whether he or she would be unwilling or embarrassed to discuss a possible course of action with a friend, family member or co-worker; if so, there is a strong chance that this course of action may violate this Code. If still unsure, an employee can discuss the matter with a supervisor as contemplated by our Open Door process or call Magna’s Good Business Line anonymously.

Employees will not be penalized, discharged, demoted, suspended or discriminated against for enquiring in good faith about actions which may violate this Code.

This Code applies to all of our employees, including all of our officers, and to our directors. Failure to abide by this Code will lead to disciplinary action, proportionate to the breach. In the case of a serious breach, an employee may be dismissed for just cause.  Our consultants, independent contractors, agents and other representatives will be required to meet the same ethical standards as our employees and will face the same types of consequences, up to and including termination of any consulting, contract, agency or representative relationship with us.

Waivers of this Code may from time to time be granted in limited circumstances to our directors, officers and employees. Any director or officer who requires such a waiver must seek it in writing from our Audit Committee and any such waivers granted will be publicly disclosed in accordance with applicable law, rules and regulations. Any employee that is not an officer and who requires a waiver of this Code may seek such a waiver in writing from our Chief Legal Officer, Corporate Secretary or Executive Vice-President, Global Human Resources.

From time to time, an employee may become aware of a violation of this Code by others in the Magna Family of Companies. Any violations of this Code should be reported through the Good

Business Line which we have established, or directly to our Audit Committee. In either case, an employee may do so anonymously. We will ensure that an employee will not be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of this Code.

We have developed a strong reputation for producing a “better product for a better price” and providing innovative solutions to customers, delivering consistent financial returns to shareholders, treating employees with fairness and respect and demonstrating our commitment to all our stakeholders. The success we have achieved has been based on the dedication and hard work of our employees, the entrepreneurial spirit of our operations managers and the leadership of our management. Our reputation and our success could not have been possible without our commitment to a corporate culture rooted in fairness, integrity, honesty and concern for people. We believe this Code will help strengthen these principles and allow us to build on our past successes.

Corporate Constitution

We have adopted and are committed to complying with our Corporate Constitution, which forms part of our Articles (charter documents). Our Corporate Constitution defines certain rights of our key stakeholders and imposes discipline on our management.

The principles contained in our Corporate Constitution relate to:

•                  employee equity and profit participation;

•                  shareholder profit participation;

•                  management profit participation;

•                  research and development;

•                  social responsibility;

•                  a limitation on unrelated investments; and

•                  a majority of non-management members on our board of directors.

A complete description of our Corporate Constitution can be found on our website.

Employment Practices

We are committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of our Fair Enterprise culture in which employees and management share in the responsibility to ensure our success.  This philosophy is contained in our Employee’s Charter which reflects the following principles:

•                  job security;

•                  a safe and healthful workplace;

•                  fair treatment;

•                  competitive wages and benefits;

•                  employee equity and profit participation;

•                  communication and information;

•                  an employee hotline; and

•                  an Employee Relations Advisory Board.

The complete text of our Employee’s Charter can be found on our website.

Protection of Personal Information

We are also committed to protecting personal information relating to our employees and other stakeholders. Such information will only be collected, used and disclosed for legitimate business purposes and in administering the working relationship, such as administering employee wages and benefits, for discipline purposes or as otherwise required or permitted by applicable law. We will comply with all applicable privacy and data protection legislation in force from time to time. Further information regarding our employee data protection practices is set out in our Policy on Personal Information, which can be found in our Employee Handbooks and on our website.

Respect for Human Rights

We will strive towards providing our employees with a workplace free from discrimination or harassment. In particular, we believe that all our employees should enjoy equal employment opportunities without regard to their sex, race, ethnic background, religion, disability or any other personal characteristic protected by law.  Additionally, we prohibit the use of forced labour and child labour at any of our facilities and will comply with applicable human rights legislation in force from time to time within those jurisdictions where we do business.

Our employees shall not discriminate against or harass any fellow employees, or any other persons with whom they come in contact in the course of their employment, on the basis of sex, race, ethnic background, religion, disability or any other personal characteristic protected by law.

Compliance with Law

We believe in complying with both the letter and the spirit of applicable laws, rules and regulations in the jurisdictions in which we conduct business. Our employees shall not engage in unfair or illegal trade practices or violate the laws of the jurisdictions in which we conduct business.

Conducting Business with Integrity, Fairness and Respect

We firmly believe in conducting business with integrity, fairness and respect in all countries where we compete.  Our employees shall respect and act in a manner sensitive to the cultures and customs of the countries in which we operate as well as the communities and environment where we conduct business.

Fair Dealing

We will seek to secure business from customers on the basis of having a “better product for a better price”.

Our employees shall not, directly or indirectly, offer bribes, kickbacks or other similar payments, or promise any other improper benefit for the purpose of influencing any customer, supplier, public official or any other person. Similarly, our employees are prohibited from, directly or indirectly, accepting bribes, kickbacks or any other improper benefit which could influence or appear to influence them in the performance of their duties, provided that any payments which are permissible under applicable law are not prohibited under this Code. Reasonable business entertainment and gifts or favours of nominal value or those which are appropriate in the circumstances will not be considered a breach of our commitment to fair dealing, as long as such entertainment or gifts are consistent with business practice, not intended as an inducement, not contrary to applicable law and will not embarrass us or our employees if disclosed publicly.

Financial Reporting

We will maintain financial, accounting and business records that fully and accurately reflect all the transactions and businesses in which we engage, in accordance with applicable laws, accounting principles, policies and practices.

No employee, nor anyone acting on the instruction of any employee, is permitted to take any action to violate our financial reporting policies or to circumvent our system of internal controls.

Conduct of Senior Officers

We expect our executive and senior officers to engage in honest and ethical conduct, including by meeting the standards established for all of our employees in this Code. These officers are expected to promptly disclose to our Audit Committee any breaches by them of this Code,

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particularly the existence of any transaction or relationship which could give rise to a conflict of interest.

Improper Securities Trading

We have adopted, will continue to maintain and will strictly enforce a policy restricting our directors, officers and other “insiders” from purchasing or selling our common shares, or other public securities, for specified periods prior to the release of our financial results and/or when such persons have knowledge of any material non-public information with respect to our business. In addition, these insiders are prohibited from engaging in certain other activities that could enable them to improperly profit from changes in our share price including through late trading, or limit their economic exposure to loss or risk of loss in respect of our common shares or other public securities in a manner falling short of an outright sale or transfer of such securities, including through the use of put or call options, “short sales”, “collars”, equity swaps, hedges, and derivative or other similar transactions.

Our employees shall not engage in illegal trades of our securities, including trades based on knowledge of material non-public information with respect to our business.  Furthermore, our employees are prohibited from improperly disclosing any material non-public information to any third party. The full text of our Insider Trading and Reporting Policy can be found on our website.

Public Disclosure of Material Information

As a public company, we are required to:

•                  make timely and accurate disclosure of material information to the public; and

•                  avoid selective disclosure of material non-public information.

We are committed to strictly observing all applicable legal requirements relating to the disclosure of material information. We have adopted and will strictly enforce our Corporate Disclosure Policy governing all disclosures of material, non-public information.

Some of our employees are party to material information on a regular basis. Such employees have been made aware that applicable securities law requires the timely public disclosure of material information relating to our business, operations and financial condition. Each employee who is responsible for public disclosures is required to comply with applicable securities law and our Corporate Disclosure Policy in providing full, true and plain disclosure of all material information relating to our business, operations and financial condition. The full text of our Corporate Disclosure Policy can be found on our website.

Compliance with Antitrust and Competition Laws

We will comply with the applicable antitrust and competition laws in the jurisdictions in which we compete. Accordingly, we will not collude in any way with any competitor to:

•                  fix prices, discounts or terms of sale; or

•                  divide markets, market shares, customers or territories.

The Environment and Occupational Health and Safety

We are committed to environmental responsibility and occupational health and safety. Accordingly, we have adopted and will strictly observe our Health, Safety and Environmental Policy which requires us to, among other things, comply with or exceed applicable environmental and occupational health and safety laws. The full text of our Health, Safety and Environmental Policy can be found on our website, and specific guidelines regarding the promotion of workplace health and safety as well as protecting the environment, are set out in our Employee Handbook.

Avoidance of Conflicts of Interest

We expect our employees to honor their duty of good faith and fidelity, and to perform their duties in a manner which seeks to ensure our best interests ahead of their own interests.  We further expect that our employees will:

•                  not take advantage of any business opportunity discovered through the employee’s position or through the use of our property or information;

•                  not use their position or our property or information for personal gain;

•                  not compete with us; or

•                  not take any steps which involve or create the appearance of a conflict of interest.

Use of Confidential Information

We require our employees to treat as confidential all trade secrets and proprietary information relating to us and our customers and suppliers. We also require our employees to prevent the misuse or improper disclosure of confidential information relating to other employees.

Corporate Policies

In addition to the corporate policies referred to in this Code, we maintain a variety of policies, procedures and guidelines governing various matters, and we require our employees to abide by them.

RESOURCES

Magna Website	www.magna.com

Good Business Line	1-800-976-2462 – Canada and the United States
001-800-514-2462 – Mexico
800-820-2868 – China
00-800-26-31-69-12 – all other countries

Corporate Contacts

Corporate Secretary	Bassem A. Shakeel
Telephone:	(905) 726-7070
Fax:	(905) 726-2603
Email:	bassem.shakeel@magna.com

Chairman,	Mr. William Young,
Corporate Governance,	c/o Corporate Secretary’s Office,
Compensation & Nominating	Magna International Inc.,
Committee:	337 Magna Drive,
Aurora, Ontario, Canada
L4G 7K1

Chairman,	Mr. Lawrence Worrall,
Audit Committee:	c/o Corporate Secretary’s Office,
Magna International Inc.,
337 Magna Drive,
Aurora, Ontario, Canada
L4G 7K1

Chairman,	Lady Barbara Judge
Enterprise Risk Oversight	c/o Corporate Secretary’s Office,
Committee:	Magna International Inc.,
337 Magna Drive,
Aurora, Ontario, Canada
L4G 7K1

General Counsel,
North America	Riccardo Trecroce
Telephone:	(905) 726-7217
email:	riccardo.trecroce@magna.com

General Counsel, Europe	Thomas Schultheiss
Telephone:	011-41-41-725-2727
email:	thomas.schultheiss@magna.com

Director of Legal Compliance	John Vanderbeek
Telephone:	(905) 726-7027
email:	john.vanderbeek@magna.com

Vice President, Internal Audit	Robert D. Merkley
Telephone:	(905) 726-7411
email:	bob.merkley@magna.com

Operating Group Legal Contacts

Cosma International Telephone: email:	Arthur Lee (905) 799-7604 alee@cosma.com

Magna Exteriors & Interiors Telephone: email:	David Forster / Joanne Horibe (905) 669-7345 / (905) 760-3226 david.forster@magna.com joanne.horibe@magna.com

Magna Closures & Vision Systems Telephone: email:	Bruce Cluney (905) 830-5826 bruce.cluney@magna.com

Magna Powertrain & Electronics Telephone: email:	David Mimms (905) 532-2183 david.mimms@mptexch.com

Magna Steyr & Car Top Systems Telephone: email:	Walter Benedicic 011-43-316-404-2314 walter.benedicic@magnasteyr.com

Magna Seating Telephone: email:	Mark Dunn (248) 567-4621 mark.dunn@magna.com

Regional Legal Contacts

Director, Legal Services, Mexico Telephone: email:	Fernando Moreno 011-52-81-4737-2312 fmoreno@cosma.com

Director, Legal Services, South America Telephone: email:	Marcel de Melo Santos 011-55-11-3508-6910 marcel.santos@magna.com

Director, Legal Services, Asia Telephone: email:	Zhen Wu 011-86-21-6165-1495 zhen.wu@magna.com

MAGNA’S CODE OF CONDUCT AND ETHICS

A KEY ELEMENT OF OUR SUCCESS